Exhibit 99.1

Iris Energy Announces Executive Update

SYDNEY, AUSTRALIA, January 25, 2023 (GLOBE NEWSWIRE) -- Iris Energy Limited (NASDAQ: IREN) (“Iris Energy” or “the Company”), a leading owner and operator of institutional-grade, highly efficient Bitcoin mining data centers powered by 100% renewable energy, today announced the retirement of its President, Lindsay Ward.

Lindsay joined Iris Energy as President in October 2021 to assist with the build out of the Company’s initial growth projects in North America and to enhance the Company’s operational capability. During that time, the team successfully completed the expansion to 160MW of data center capacity across British Columbia at Canal Flats (30MW), Prince George (50MW) and Mackenzie (80MW), all on or ahead of schedule.

Having supported Iris Energy’s first phase of growth post listing, Lindsay is retiring as part of his transition away from a full-time executive career to pursue additional Non-Executive Director opportunities.

Lindsay will remain with the Company until June 30, 2023 to assist with energization of the Company’s 600MW site at Childress, Texas and to provide general support to the business. Following this date, Lindsay and the Company may explore ways in which Lindsay can continue to work with the business in a non-executive capacity.

Iris Energy’s Co-Founder & Co-CEO, Daniel Roberts, said:

“We were fortunate to lure Lindsay out of retirement prior to listing in 2021 to draw on his extensive operational experience and expertise in delivering large-scale greenfield expansion projects.

On behalf of the Iris Energy team, we would like to thank Lindsay for all his hard work and contribution and wish him nothing but the best in the next phase of his career.”

Iris Energy’s President, Lindsay Ward, said:

“It has been a privilege to serve as President of Iris Energy and to help execute Iris Energy’s initial portfolio of growth projects across British Columbia and Texas.

I firmly believe the Company’s institutional-grade real assets platform and risk-focused approach positions it as one of the industry leaders.

I would like to thank the entire Iris Energy team for their dedication and I look forward to continuing to explore ways to be involved with the business in a non-executive capacity.”

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.
•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
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Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to, the Company’s expected power capacity and operating capacity, and the impact of an event of default and/or acceleration of amounts due under limited recourse equipment financing arrangements in the Company’s special purpose vehicles. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible, ”project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue”, ”scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the failure of Iris Energy’s wholly-owned special purpose vehicles to make required payments of principal and/or interest under their limited recourse equipment financing arrangements when due or otherwise comply with the terms thereof, as a result of which the lender thereunder has declared the entire principal amount of each loan to be immediately due and payable, and while no assurance can be provided as to what actions may be taken, we expect such lender will take steps to enforce the indebtedness and its rights in the Bitcoin miners with respect to certain of such loans (and potentially all such loans) and other assets securing such loans, which would result in the loss of the relevant Bitcoin miners securing such loans and materially reduce the Company’s operating capacity, and could also lead to bankruptcy or liquidation of the relevant special purpose vehicles, and materially and adversely impact the Company’s business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing or any refinancing, restructuring or modification to the terms of any existing financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, global hashrate and the market value of Bitcoin miners, any of which could adversely impact the Company’s financial condition, cashflows and results of operations, as well as its ability to raise additional financing and the ability of its wholly-owned special purpose vehicles to make required payments of principal and/or interest on their equipment financing facilities; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s Annual Report on Form 20-F for the fiscal year ended June 30, 2022 filed with the SEC on September 13, 2022, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investors	Media
Lincoln Tan	Jon Snowball
Iris Energy	Domestique
+61 407 423 395	+61 477 946 068
lincoln.tan@irisenergy.co

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